Exhibit 99.1

MINEFINDERS CORPORATION LTD.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby report the results of voting on the matters submitted to the special meeting of the securityholders of Minefinders Corporation Ltd. held on March 26, 2012.

Approval of Arrangement Resolution

By way of a vote conducted by ballot, the special resolution approving the arrangement under Section 182 of the Business Corporations Act (Ontario) involving Pan American Silver Corp., Minefinders Corporation Ltd. and the shareholders and optionholders of Minefinders Corporation Ltd., as more particularly described in the Corporation’s management information circular dated February 17, 2012, was passed. Shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Shares Voted by	Percentage	Total Shares Voted by	Percentage
	Shareholders as a	of	Shareholders and	of
	Single Class	Votes Cast	Optionholders as a	Votes Cast
			Single Class
For	64,787,277	99.79	67,042,277	99.63
Against	135,706	0.21	245,706	0.37

MINEFINDERS CORPORATION LTD.

By:	/s/ Lois-Ann L. Brodrick
Lois-Ann L. Brodrick
Corporate Secretary